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[VEDDERPRICE LOGO]                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                                         222 NORTH LASALLE STREET
                                         CHICAGO, ILLINOIS 60601
                                         312-609-7500
                                         FACSIMILE: 312-609-5005

DEBORAH B. EADES
312-609-7661
deades@vedderprice.com


                                         November 1, 2007



VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. James O'Connor

Re:   Aston Funds (the "Registrant" or the "Trust")
      1933 Act No. 33-68666
      1940 Act No. 811-8004
      Post-Effective Amendment No. 85

Dear Mr. O'Connor:

         On August 17, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 85 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class I Shares of Aston/Barings International Fund and Class N Shares of Aston/Cardinal Mid Cap Value Fund, Aston/ClariVest Mid Cap Growth Fund, Aston/Montag and Caldwell Mid Cap Growth Fund and Aston/SGA International Small-Mid Cap Fund, each a series of the Trust (the "New Funds"). You provided comments on the Registration Statement in a telephone conference on October 4, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus for the respective fund and the Statement of Additional Information (the "SAI") included in Post-Effective Amendment No. 85 filed with the Commission on August 17, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

GENERAL

1. COMMENT: For funds with expected portfolio turnover rates in excess of 100%, please provide additional disclosure in the risk section indicating that (i) short-term capital gains are subject to disadvantageous tax rates, (ii) the fund will experience a higher than average level of capital gains, and (iii) a significant amount of capital gains will be short-term.

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Division of Investment Management
November 1, 2007
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         RESPONSE: Registrant added disclosure in the tax section regarding tax implications of short-term capital gains (see directly below) and modified the disclosure regarding portfolio turnover risk. The modified portfolio turnover risk more clearly states that high portfolio turnover may increase the level of short-term capital gains. Registrant believes it is potentially misleading to state that the Funds will have higher than average portfolio turnover and will generate higher than average short-term gains (emphasis added). The amount and composition of capital gains (if any) depends on numerous factors and may vary considerably.

2. COMMENT: For funds with higher portfolio turnover rates, please increase disclosure to clarify that (i) short-term capital gains are taxed at ordinary income rates, (ii) short-term capital gains are reported on Form 1099 as ordinary income, and (iii) short-term capital gains may not be netted against long-term losses.

         RESPONSE: Registrant added the following sentence to the tax disclosure section of each fund's prospectus: "Because distributions of net short-term capital gain are taxable as ordinary income, you generally cannot offset short-term capital gain distributions you receive from the Fund with long-term capital losses."

3. COMMENT: With respect to each fund that invests in foreign securities, please confirm whether the fund intends to invest in emerging markets and, if so, any limits on such investments. If a fund intends to invest in emerging markets, please add applicable disclosure.

         RESPONSE: The Aston/Barings International Fund and the Aston/SGA International Small-Mid Cap Fund each intend to invest in emerging markets and there is no express limit, therefore applicable risk disclosure was added to such funds' prospectuses.


4. COMMENT: For funds that do not invest in foreign securities, please consider deleting disclosure regarding fair valuation for foreign securities.

         RESPONSE: Disclosure regarding fair valuation for foreign securities has been deleted from the Aston/Cardinal Mid Cap Value Fund's and the Aston/ClariVest Mid Cap Growth Fund's prospectuses.

5. COMMENT: For all funds that may invest in other investment companies, confirm by supplemental response the level of such investments.

         RESPONSE: Each fund's prospectus and the SAI contains information regarding other investment companies. Registrant notes the each fund intends to invest within the limits of Section 12(d)(1) of the Investment Company Act of 1940, as amended and Rule 12d1-1 thereunder.

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Division of Investment Management
November 1, 2007
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6. COMMENT: Please add disclosure regarding the experience of the subadvisers.
Specifically, please note the experience of the Aston/Montag and Caldwell Mid Cap Growth Fund's portfolio managers and note the applicable risk if the portfolio mangers have not previously managed mutual funds.

         RESPONSE: Each subadviser, including Montag & Caldwell, Inc., currently manages one or more mutual funds. Montag & Caldwell has thirty-nine years of experience managing mutual funds and sixty-two years of investment experience. The individual portfolio managers each have been members of the Montag & Caldwell investment team for several years. Registrant believes that the current disclosure fully discloses the backgrounds of the individual managers and the firm, and that the requested disclosure could be potentially misleading in light of the significant experience of the firm.

ASTON/CARDINAL MID CAP VALUE FUND AND ASTON/CLARIVEST MID CAP GROWTH FUND

7. COMMENT: With respect to the Aston/Cardinal Mid Cap Value Fund and the Aston/ClariVest Mid Cap Growth Fund, please confirm whether either fund may invest in foreign securities.

         RESPONSE: For the information of the staff, Registrant notes that neither fund currently intends to invest in foreign securities.

USE OF RELATED PERFORMANCE

8. COMMENT: Please revise the disclosure to more clearly state the composite is shown net of fees of the separate accounts. Also, please confirm the following information by supplemental response: (i) whether the composite includes all accounts with substantially similar investment objectives and policies, (ii) if not, the basis for excluding any accounts, and (iii) the no-action letters we are relying on.

         RESPONSE: The staff of the Commission has permitted the use of performance of similarly managed mutual funds or separately managed accounts.(1) In Nicholas Applegate Mutual Funds, the staff confirmed that performance information of a firm's private accounts having substantially similar investment objectives, strategies and policies may be included in a fund's prospectus as long as it is not presented in a misleading manner and did not obscure or impede


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(1) See, e.g., ITT-Hartford Mutual Funds (publicly available February 7, 1997)
(permitting use of performance of a registered "clone" fund); Growth Stock Outlook Trust, Inc. (publicly available April 15, 1986) (permitting the use of performance of similarly managed separate accounts in a closed-end fund prospectus); and Nicholas-Applegate Mutual Funds (publicly available August 6,
1996) (permitting the use of performance of similarly managed separate accounts in an open-end fund prospectus).

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Division of Investment Management
November 1, 2007
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understanding of required information. With respect to the Aston/Barings
International Fund (the "Barings Fund"), Registrant likewise proposes to use the performance of separately managed accounts.

         The subadviser has advised the Trust that (i) the investment strategy of the composite is substantially the same as the principal investment strategies of the Fund, (ii) the related performance includes all managed accounts that follow substantially the same investment strategy as the Barings Fund, and (iii) the performance is presented net of management fees of the separately managed accounts. Additionally, Registrant has modified disclosure to more clearly state that related performance is shown net of management fees of accounts comprising the composite and that fees of the Fund will be higher.

STATEMENT OF ADDITIONAL INFORMATION

9. COMMENT: Confirm that the SAI includes the disclosure required by Item 16 (i.e., specifically relating to "research" that may be acquired).

         RESPONSE: Registrant confirms that the section of the SAI captioned "Portfolio Transactions and Brokerage Commissions" contains the disclosure required by Item 16.



                                    * * * * *

         Based on our discussions, we believe that the above responses should address the staff's concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7661.

                                            Sincerely,

                                            /s/ Deborah Bielicke Eades
                                            -----------------------------
                                            Deborah Bielicke Eades


cc:   Gerald Dillenburg
      Cathy O'Kelly, Esq.